United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Cian PLC

(Name of Issuer)

Ordinary shares, par value $0.0004 per ordinary share

(Title of Class of Securities)

83418T108

(CUSIP Number)**

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒      Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
**	There is no CUSIP number assigned to the issuer’s ordinary shares. This CUSIP number is for the issuer’s American Depositary Shares (“ADSs”), which are quoted on the New York Stock Exchange under the symbol “CIAN.” Each ADS represents one ordinary share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83418T108	Schedule 13G	Page 1 of 7

1	Names of Reporting Persons The Goldman Sachs Group, Inc.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person HC-CO

CUSIP No. 83418T108	Schedule 13G	Page 2 of 7

1	Names of Reporting Persons Goldman Sachs & Co. LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person BD-OO-IA

CUSIP No. 83418T108	Schedule 13G	Page 3 of 7

1	Names of Reporting Persons ELQ Investors II Ltd.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person OO

CUSIP No. 83418T108	Schedule 13G	Page 4 of 7

ITEM 1.	(a)	Name of Issuer:

Cian PLC (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

64 Agiou Georgiou Makri, Anna Maria Lena Court, Flat 201, Larnaca, 6037, Cyprus.

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

The Goldman Sachs Group, Inc.

Goldman Sachs & Co. LLC

ELQ Investors II Ltd.

(b)	Address or Principal Business Office:

The business address of each of The Goldman Sachs Group, Inc. and Goldman Sachs & Co. LLC is 200 West Street, New York, NY 10282.

The business address of ELQ Investors II Ltd. is Plumtree Court, 25 Shoe Lane, London, EC4A 4AU, United Kingdom.

(c)	Citizenship of each Reporting Person is:

The Goldman Sachs Group, Inc.is incorporated in the state of Delaware.

Goldman Sachs & Co. LLC is organized in the state of New York.

ELQ Investors II Ltd. is organized under the laws of England and Wales.

(d)	Title of Class of Securities:

Ordinary shares, par value $0.0004 per ordinary share (“Ordinary Shares”).

(e)	CUSIP Number:

83418T108*.

*	There is no CUSIP number assigned to the Issuer’s Ordinary Shares. This CUSIP number is for the Issuer’s American Depositary Shares (“ADSs”), which are quoted on the New York Stock Exchange under the symbol “CIAN.” Each ADS represents one Ordinary Share.

CUSIP No. 83418T108	Schedule 13G	Page 5 of 7

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

This amendment to Schedule 13G is being filed on behalf of the Reporting Persons to report that, as of December 31, 2022, the Reporting Persons do not own any Ordinary Shares of the Issuer.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following: ☒.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 83418T108	Schedule 13G	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 13, 2023

The Goldman Sachs Group, Inc.

By:	/s/ Carey Ziegler
Name:	Carey Ziegler
Title:	Attorney-in-Fact

Goldman Sachs & Co. LLC

By:	/s/ Carey Ziegler
Name:	Carey Ziegler
Title:	Attorney-in-Fact

ELQ Investors II Ltd.

By:	/s/ Jeremy Alan Wiltshire
Name:	Jeremy Alan Wiltshire
Title:	Director

CUSIP No. 83418T108	Schedule 13G	Page 7 of 7

LIST OF EXHIBITS

Exhibit No.	Description
99	Joint Filing Agreement.